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SECURITIES AND EXCHANGE COMMISSION
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JUL 26 2017
16 REGISTRATIONS BRANCH



17018664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 NEW ORLEANS ROAD
(No. and Street)

HILTON HEAD ISLAND (City) SC (State) 29928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, EDWARD JR.
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE (Address) SOUTHFIELD (City) MICHIGAN (State) 48075 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, EDWARD B. DOWASCHINSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNES SECURITIES CORPORATION, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Thomas R Wilkinson
Notary Public, State of South Carolina
My Commission Expires September 13, 2023



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Dunes Securities Corporation
Twelve New Orleans Road
Hilton Head Island, SC 29928

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Dunes Securities Corporation as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Dunes Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunes Securities Corporation as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Dunes Securities Corporation financial statements. Supplemental Information is the responsibility of Dunes Securities Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Dunes Securities Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Dunes Securities Corporation
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

ASSETS

CURRENT ASSETS	
Cash in Bank	$30,726.22
Total current assets	30,726.22
OTHER ASSETS	
Organization Costs	3,131.00
Less: Accumulated Amortization	(3,131.00)
Total other assets	0.00
TOTAL ASSETS	$30,726.22

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued payroll taxes	70.38
Accrued Federal and State Corporate Taxes Payable	76.00
Total current liabilities	146.38
STOCKHOLDER'S EQUITY	
Capital Stock, par value $1 per share	25,000.00
100,000 shares autorized,	
1,000 shares issued and outstanding	
Paid in Excess	5,000.00
Retained Earnings	579.84
	30,579.84
TOTAL LIABILITIES AND STOCKHOLER'S EQUITY	$30,726.22

The accompanying notes are an integral part of the financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Operations
As of and for the Year- Ended December 31, 2016

Revenue	
Commission Earned	$122,250.00
Other	823.31
Total Revenue	123,073.31
Operating Expenses	
Advertising	936.22
Sales Commissions	63,125.00
Employee compensation	37,862.50
Legal and Accounting Fees	11,250.00
Payroll Taxes	2,968.53
Regulatory Fees and Expenses	3,721.88
Occupancy	600.00
Office and Other Expenses	2,110.67
Federal and State Taxes	76.00
	122,650.80
Net Income (Loss)	$422.51

The accompanying notes are an integral part of the financial statements.

Dunes Securities Corporation

Financial Statements

Statement of Cash Flows

As of anf for the Year- Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	422.51
Adjustments to reconcile Net Income:	
Decrease (Increase) in Operating Assets	0.00
Increase (Decrease) in Operating Liabilities	101.38
Increase (Decrease) in Accrued Liabilities	0.00
Net Cash Provided (Used) Operating Activities	523.89
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sales of Assets	0.00
Net Cash Provided (Used) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	0.00
Net Cash Provided (Used) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	523.89
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,202.33
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$30,726.22

The footnotes are an integral part of the financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

	Common Stock		Paid-In Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	1,000	$25,000.00	1,000	$5,000.00	0	$0.00	$157.33	$30,157.33
Net Income (Loss)							422.51	422.51
Capital Transactions							0.00	0.00
Prior Period Adjustments							0.00	0.00
Balance at December 31, 2015	1,000	$25,000.00	1,000	$5,000.00	0	$0.00	$579.84	$30,579.84

The accompanying notes are an integral part of the financial statements.

Dunes Securities Corporation

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2016

Balance of such claims at January 1, 2016	$0.00
Additions	0
Reductions	0
Balance of such claims at December 31, 2016	$0.00

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Dunes Securities Corporation (the Company) was incorporated in the State of South Carolina effective January 10, 2003.

Description of Business

The Company, located in Hilton Head Island, South Carolina, is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Omni Hilton Head Oceanfront Resort. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents, and places its temporary cash investments with high credit quality financial institutions.

Revenue Recognition

Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium units.

Income Taxes

Income tax expenses is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not subject to income tax examinations by the U.S. federal, state or local authorities for the years before 2012.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are sh flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of real estates.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring reporting or disclosure in the financial statements. The evaluation was performed through February 10, 2017 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker dealer's corresponding Part IIA of the FOCUS report require under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds or securities to the closing attorney (McNair Law Firm) or to a trust account at Regions Bank prior to closing on a unit. Funds are released from the trust account to the McNair Law Firm when a closing is scheduled.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

During the course of the audit nothing came to our attention to suggest any violation of SEC Rule 15c-3-3(k)(2)(i).

NOTE E – ADVERTISING

The advertising expenses for the year was $936.22; the entire amount was expensed as incurred.

NOTE F – RENT

The amount of rent for the year ended December 31, 2016 was $600.00

NOTE G – SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion form membership forms. In circumstances where the broker-dealer reports $500,000 or less gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(E)(4) because it is reporting less than $500,000 in gross revenue.

Dunes Securities Corporation
Supplementary Schedules Required by SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's Equity		$30,579.84
Nonallowable assets		
Property and equipment	0.00	
Accounts receivable	0.00	0.00
Haircuts on Securities Positions		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$30,579.84

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$10.00
Minimim dollar net capital requirement of reporting broker or dealer	$5,000.00
Net capital requirement	$5,000.00
Excess net capital	$25,579.84

Computation of Aggrgate Indebtedness

Total Aggrgate Indebtedness	$146.38
Percentage of aggregate indebtedness to net capital	0.48%

Computation of Reconciliation of Net Capital

Net Capital reported on FOCUS IIA as of December 31, 2016	$30,579.84
Adjustments:	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$30,579.84
Reconciled Difference	$0.00

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $30,579.84 which was $25,579.84 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 512%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through the McNair Law Firm on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Dunes
Securities
CORPORATION

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Dunes Securities Corporation has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. Dunes Securities Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Dunes Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, January 10, 2003.

Edward B. Dowaschinski, the president of Dunes Securities Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Edward B. Dowaschinski has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Dunes Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (843) 384-1910.

Very truly yours,
Dunes Securities Corporation



Edward B. Dowaschinski, President

12 New Orleans Road • Hilton Head Island, SC 29928 • 843-686-4700
www.DunesSecurities.com • Info@DunesSecurities.com
Member FINRA and SPIC

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Dunes Securities Corporation
12 New Orleans Road
Hilton Head Island, SC 29928

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Dunes Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dunes Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Dunes Securities Corporation stated that Dunes Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Dunes Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunes Securities Corporation 's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Dunes Securities Corporation
12 New Orleans Road
Hilton Head Island, SC 29928

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Dunes Securities Corporation. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Dunes Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Dunes Securities Corporation's management is responsible for Dunes Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Dunes Securities Corporation had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2017